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Exhibit 99(d)(9)

MDCP ACQUISITIONS PLC
c/o Madison Dearborn Partners, LLC
70 W. Madison Street
Suite 3800
Chicago, IL 60602

July 4, 2002

        PERSONAL AND CONFIDENTIAL

Dr. Michael W.J. Smurfit
Villa Les Bruyéres
1 Place Sainte Devote
98000 Monaco

Dear Dr. Smurfit:

        On behalf of MDCP Acquisitions plc, a public limited company formed under the laws of Ireland ("Topco"), we are pleased to offer to you the following terms and conditions of employment by Jefferson Smurfit Group plc ("JSG").

1.
In the event that a take-over offer by MDCP Acquisitions I for all of the issued and to be issued share capital of JSG becomes or is declared to be unconditional in all respects (the "Closing"), you will remain employed by JSG on your current terms and conditions of employment through October 31, 2002. In the event that the Closing occurs, effective as of November 1, 2002 (the "Effective Date"), you will cease to be employed by JSG (without any claim for compensation or otherwise) and will become Chairman of Topco and its subsidiaries on the terms and conditions set out in this letter. You will report to the board of directors of Topco (the "Board").

2.
Your role of Chairman will include the following responsibilities:

•
chairing and conducting the meetings of the Board;

•
formulating the strategy and future direction of Topco and its subsidiaries;

•
ensuring the implementation of all Board decisions and policies;

•
evaluating significant capital expenditures;

•
evaluating major acquisitions and divestitures;

•
conducting reviews with senior management; and

  •
  making recommendations to the Board and the compensation committee thereof regarding the compensation of the chief executive officer, chief operations officer and chief financial officer of Topco and its subsidiaries.
3.
Effective as of the Effective Date, your aggregate compensation and expense reimbursement (including, but not limited to all expenses arising from travel, entertainment, security and professional staffing) will be €2,750,000.00 per annum (the "Compensation"). The salary component of the Compensation will be paid in equal installments in accordance with JSG's payroll practices. All remuneration and amounts payable to you pursuant to this paragraph 4 or otherwise shall be subject to such tax and other statutory deductions as are required to be deducted at source and remitted to the appropriate revenue authorities.

4.
All PSPs, LTIPs, SAYE Schemes, phantom stock plans, option plans and other equity based incentive plans of JSG and its subsidiaries will be terminated forthwith upon or as soon as possible after the Closing in accordance with their terms.

5.
Subject to earlier termination by Topco or you, you will serve as Chairman until November 1, 2008. If your employment is terminated by Topco or any of its subsidiaries prior to that date, either with or without cause, you will be entitled to receive as severance an amount equal to one year's Compensation. Such severance shall be payable to you within thirty days of your termination of employment. As a pre-condition to your receipt of any such severance payments and as a material term of this agreement, you agree that in the event of such termination you will execute a mutually acceptable and complete release in favor of each of the Group Companies (including, without limitation, a full and final settlement, discharge and waiver of all rights under law (including but not limited to statutory, contractual and other common law rights) with respect to your employment and/or the termination of your employment and/or such payment upon any termination in which you are entitled to such severance benefits). The rights under this paragraph shall be in replacement of, rather than in addition to, any rights that you may have under law (including, without limitation, payment in lieu of notice).

6.
Topco understands that you are entitled to be paid €1,269,738 in full settlement of JSG's obligations under JSG's Management Incentive Plan (the "MIP"). In the event that this MIP payment is not made to you prior to the Closing, Topco shall cause this MIP payment to be paid to you on the earlier of December 30, 2002 or the date agreed by the Compensation Committee.

7.
When used herein, "Group Companies" means Topco, JSG and each of their respective subsidiaries and Associated Companies and "Group Company" means any such company and "Associated Company" means any company having an Equity Share Capital (as defined in Section 155 of the Companies Act, 1963) of which not less than 20% in nominal value is beneficially owned by any Group Company.

8.
You agree that so long as you serve on the board of any Group Company (the "Restricted Period") you shall not: (i) within any area of the world where any Group Company conducts a material portion of its business (the "Restricted Area") or any part thereof, carry on either directly or indirectly, on your own behalf or on behalf of any other person, firm, company or entity, any material business of the same or similar kind to that in which any Group Company is engaged, (ii) induce or attempt to induce any employee of any Group Company to leave the employ of the Group Companies, or in any way interfere with the relationship between any Group Company and any employee thereof and or (iii) call on, solicit the custom or business of or service any customer, supplier, licensee, licensor or other business relation of any Group Company in order to induce or attempt to induce such person or entity to cease doing or reduce the amount of business with any Group Company, or in any way interfere with the relationship between any such customer, supplier, licensee or business relation and any Group Company (including but not limited to making any negative statements or communications about any Group Company, or any employee, director or stockholder thereof). Notwithstanding the foregoing, you shall be entitled to serve as a member of the board of directors of Smurfit-Stone Container Corp. and its subsidiaries.

9.
You agree that all trade secrets, confidential operations, processes or dealings, or any information concerning the organization, business, finances, transactions and affairs, other than information that becomes publicly available other than through breach of this provision by you, shall be kept confidential both during the term of this letter agreement and thereafter. All notes, memoranda, reports and information compiled by you during your employment (in whatever form compiled) regarding the business, affairs and operations of the Group Companies shall be and at all times remain the property of the Group Companies.

10.
Effective as of the date of this letter agreement, you agree that all indemnification agreements or provisions currently in effect between you and any of the Group Companies with respect to existing litigation arising in Spain shall be amended to require Topco's consent prior to settlement in excess of €47.0 million in the aggregate. Subject to the amendment set forth in the immediately foregoing sentence, Topco will cause the Group Companies to honor the indemnification obligations with respect to the Spanish litigation to you after Closing as such agreements exist as of the date of this letter.

11.
We agree that the Chairman's Dinner in Dublin will continue as an annual event, at the expense of Topco and its Subsidiaries, and will be hosted by you in your capacity as Chairman of Topco and its subsidiaries.

12.
Upon execution of this letter agreement by each party hereto, this letter agreement shall be binding and enforceable upon each party hereto subject, however, to the provisions of paragraph 13 below. In the event that the Closing occurs, this letter agreement shall amend and supersede any other agreement(s) with JSG and/or any of its subsidiaries regarding the subject matter hereof to which you are a party prior to the date hereof.

13.
In the event that the Closing does not occur, this letter agreement shall terminate without obligation or liability to either party hereto.

14.
The Unfair Dismissals Act 1977–2001 will not apply to a termination consisting only of the expiration of the six-year term of your employment without it being renewed.

15.
Topco shall procure that JSG shall satisfy each of its obligations hereunder from and after the Closing.

16.
This letter agreement may be executed in multiple counterparts (including by facsimile), each of which shall constitute one and the same original. This letter agreement shall be construed in accordance with the internal laws of the Republic of Ireland.

MDCP ACQUISITIONS PLC
By:	/s/ THOMAS S. SOULELES
Its:	Director

Acknowledged and Accepted:
/s/ DR. MICHAEL W.J. SMURFIT Dr. Michael W.J. Smurfit

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  Exhibit 99(d)(9)